Exhibit 99.2

GOLD STANDARD VENTURES CORP.

Report of Voting Results
June 9, 2021

This report is filed pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations and relates to the results of voting at the annual general meeting of Gold Standard Ventures Corp. (the “Company”) held on June 9, 2021 (the “Meeting”).

Description of Matter	Outcome of Vote
To set the number of directors at nine.	Resolution passed by the requisite majority.

Details of the voting was as follows:

	Votes for	201,542,961 (99.35%)
	Votes against	1,326,522 (0.65%)
To elect directors for the ensuing year.	All nominees proposed by management were elected. The total number of votes cast in favour of, or withheld, for each nominee was as follows:
	Jason Attew:	Votes for	201,423,600 (99.29%)
		Votes withheld	1,445,883 (0.71%)
	D. Bruce McLeod:	Votes for	201,330,445 (99.24%)
		Votes withheld	1,539,038 (0.76%)
	Lisa Wade:	Votes for	201,307,001 (99.23%)
		Votes withheld	1,562,482 (0.77%)
	Cassandra Joseph:	Votes for	201,305,229 (99.23%)
		Votes withheld	1,564,254 (0.77%)
	William E. Threlkeld:	Votes for	201,310,756 (99.23%)
		Votes withheld	1,558,727 (0.77%)
	Alex Morrison:	Votes for	201,311,576 (99.23%)
		Votes withheld	1,557,907 (0.77%)
	Zara Boldt:	Votes for	201,127,740 (99.14%)
		Votes withheld	1,741,743 (0.86%)
	Ron Clayton:	Votes for	199,879,968 (98.53%)
		Votes withheld	2,989,515 (1.47%)
	John Armstrong:	Votes for	201,322,100 (99.24%)
		Votes withheld	1,547,383 (0.76%)
To appoint Davidson & Company LLP, Chartered Professional Accountants, as	Resolution passed by the requisite majority.

auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.	Details of the voting was as follows:

	Votes for	236,625,723 (99.71%)
	Votes withheld	679,706 (0.29%)

DATED this 9th day of June, 2021.

GOLD STANDARD VENTURES CORP.

By:	“Jordan Neeser”
Chief Financial Officer and Corporate Secretary